UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41066

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Sono Group N.V.
(Registrant’s name)

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Waldmeisterstraße 76
80935 Munich
Germany
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

On July 18, 2023, Sono Group N.V. (the “Company”) issued a press release regarding receipt of written notice from The Nasdaq Stock Market LLC on July 12, 2023 notifying the Company that the trading of the Company’s common shares will be suspended at the opening of business on July 21, 2023 and that the Company’s securities will be delisted from The Nasdaq Stock Market. The Company has requested a hearing before the Nasdaq Hearings Panel to appeal the Staff’s determination. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K and is incorporated by reference herein.

The information included in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit 99.1. Press release dated July 18, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sono Group N.V.
(Registrant)

Date: July 18, 2023	/s/ Jona Christians
Jona Christians
Chief Executive Officer and Member of the Management Board

Date: July 18, 2023	/s/ Torsten Kiedel
Torsten Kiedel
Chief Financial Officer and Member of the Management Board